Exhibit 99.2

FF301 Page 1 of 8 v 1.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 28 February 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 06 March 2023 I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) 0 USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) 0 USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 8 v 1.0.1 II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02391 Description Balance at close of preceding month 499,146,560 Increase / decrease (-) 0 Balance at close of the month 499,146,560 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02391 Description Balance at close of preceding month 79,400,000 Increase / decrease (-) 0 Balance at close of the month 79,400,000 Remarks: Opening and closing balances of Class A ordinary shares shown above include 21,867,289 and 21,768,289 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, respectively.

FF301 Page 3 of 8 v 1.0.1 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 56,052,463 Lapsed -7,500 Others -99,000 55,945,963 0 55,945,963 49,914,656 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): 0 Total funds raised during the month from exercise of options: USD 19,072 Remarks: 1) Others: -99,000 refers to 99,000 options being exercised. The exercise of 99,000 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

FF301 Page 4 of 8 v 1.0.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 10,696,875 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 Total D (WVR ordinary shares Class A): 0 Remarks: As of February 28, 2023, the restricted share units which entitle the holders to 10,696,875 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. No restricted share units were granted under the 2015 Equity Incentive Plan during the month. No restricted share units under the 2015 Equity Incentive Plan were vested during the month. 7,500 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month. (E). Other Movements in Issued Share 1. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02391 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Repurchase of shares 01 November 2022 -2,753,167 Total E (WVR ordinary shares Class A): Remarks: 1) Repurchase of a total of 2,726,767 Class A ordinary shares represented by ADSs were made on November 11, 14, 16 to 18, 21 to 23, 25 and 28 to 30, 2022 and December 2, 5 to 9, 12 to 16, 19 to 21, 23, 28 and 30, 2022 on New York Stock Exchange but such shares are not yet cancelled as at February 28, 2023. 2) Repurchase of a total of 26,400 Class A ordinary shares were made on December 20 to 22, and 28 to 30, 2022 on SEHK but such shares are not yet cancelled as at February 28, 2023.

FF301 Page 5 of 8 v 1.0.1 Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301 Page 6 of 8 v 1.0.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.1 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Chai Xiaolang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.1 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”